UNITED STATES
                   SECURITIES AND EXCHANGE COMMISISSION
                          Washington, D.C. 20549

                                FORM 10-KSB

{X}ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2008

{ }TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period from   to _

                       Commission file number 0-1937

                          OAKRIDGE HOLDINGS, INC.
        (Name of small business issuer as specified in its charter)

                                 Minnesota
      (State or other jurisdiction of incorporation or organization)

                                41-0843268
                   (I.R.S. Employer Identification No.)

                          400 West Ontario Street
                                 Unit 1003
                             Chicago, IL 60654
            (Address of principal executive offices)(Zip code)

                              (312) 823-8772
             (Issuer's telephone number, including area code)

                           4810 120th Street West
                          Apple Valley, MN  55124
                             (Former Address)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

   Securities registered pursuant to Section 12(g) of the Exchange Act:

                  Common Stock, Par Value $.10 per share
                             (Title of Class)

     Check whether the issuer is not required to file reports pursuant to
Section 13 or 15(d) of the Exchange Act.  { }

     Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes {X} No { }

     Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to the Form 10-KSB. {X}

     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes{ } No{x}

     The issuer's revenues for its fiscal year ended June 30, 2008 were $11,240,378.

     The aggregate market value of the voting and non-voting common equity held by non-affiliates on September 15, 2008, was approximately $1,832,324, based on the average of the bid and asked price of such stock.

     The number of shares outstanding of Registrant's common stock on September 24, 2008, was 1,431,503.

Documents Incorporated by Reference: The information set forth in Part III of this Report is incorporated by reference to the Registrant's definitive proxy statement for the 2008 annual meeting of stockholders, which will be filed no later than 120 days after June 30, 2008.

     Transitional Small Business Disclosure Format. Yes{ } No{x}








                             TABLE OF CONTENTS

                                  Part I

Item 1.   Business
Item 2.   Properties
Item 3.   Legal Proceedings
Item 4.   Submission of Matters to a Vote of Security Holders

                                  Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Item 6. Management Discussion and Analysis of Financial Condition and Results of Operations
Item 7.   Financial Statements
Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 8A.  Controls and Procedures
Item 8B.  Other Information

                                 Part III

Item 9.   Directors, Executive Officers and Corporate Governance;
          Compliance with Section 16(a) of the Exchange Act
Item 10.  Executive Compensation
Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 12.  Certain Relationships and Related Transactions, and Director
          Independence
Item 13.  Exhibits and Financial Statement Schedules
Item 14.  Principal Accountant Fees and Services



















                           CAUTIONARY STATEMENT
        UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995



This Form 10-KSB contains certain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, but rather give our current expectations or forecasts of future events. Forward-looking statements may be identified by their use of words such as "plans," "expects," "may," "will," "anticipates," "believes" and other words of similar meaning. Forward-looking statements may address, among other things, the Company's strategy for growth, product development, regulatory changes, the outcome of contingencies (such as legal proceedings), market position, expenditures and financial results. Forward-looking statements are based on current expectations of future events. Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those discussed. Among the factors that could cause actual results to differ materially from those projected in any forward-looking statement are as follows: the effect of business and economic conditions; the impact of competitive products and continued pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products or services provided; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in manufacturing process and in realizing related cost savings and other benefits; the effects of changes in trade, monetary and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal and administrative proceedings, including environmental proceedings; and the risk factors reported from time to time in the Company's SEC reports. The Company undertakes no obligation to update any forward-looking statement as a result of future events or developments.




PART I
ITEM 1. BUSINESS

                                  GENERAL

Oakridge Holdings, inc. and its subsidiaries, collectively, are called the "Company" or "Oakridge," and all references to "our," "us" and "we" refer to Oakridge Holdings, Inc. and its subsidiaries, collectively, unless the context otherwise requires. The Company has two business segments - cemeteries and aviation ground support equipment.

The Company was incorporated as a Minnesota corporation in 1961 and began operations on March 6, 1961, with two cemeteries in Cook County, Illinois, selling cemetery property, merchandise and service. Cemetery property includes lots, lawn crypts, and family and community mausoleums. Cemetery merchandise includes vaults, monuments and markers. Cemetery services include burial site openings and closings and inscriptions.

The Cemeteries that we operate are located outside of Chicago, Illinois. According to the United States Bureau of the Census, this area has a large population over age 50, which represents a principal target market for our pre-need sales program as well as at-need sales.

We believe the sale of cemetery property to a family creates a relationship that builds heritage over time, as family members are buried in a plot or mausoleum and as other family members purchase additional cemetery property in order to be buried in the same cemetery.

On June 29, 1998, the Company acquired substantially all of the assets of Stinar Corporation, a Minnesota corporation. Stinar Corporation has been in business for 60 years and is an established international manufacturer, and its products are used by the airline support equipment industry.

Stinar is a global manufacturer of ground support equipment for the aviation industry which is used for servicing, loading, and maintaining all types of aircraft for both commercial and government aviation companies, and airports. These products are sold and marketed through our technically oriented sales staff as well as through independent distributors and sales representatives. Approximately 32% of Stinar's revenues in the year ended June 30, 2008, were generated by contracts with the U.S. military.

All references to years are to fiscal years ended June 30 unless otherwise stated.


                       CEMETERY OPERATIONS OVERVIEW

Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery, Inc., the Company operates two adjacent cemeteries in Hillside, Illinois. The cemetery operations are discussed on a consolidated basis, and the Company makes no functional distinction between the two cemeteries, except where noted.

Together the cemeteries comprise 176.7 total acres of real estate, of which
12.8 acres are used for interior roads and other improvements. The remaining 163.9 acres contain 137,000 burial plots of which 29,164 are in inventory, with 975 niches and 3,190 crypts, of which 123 niches and 328 crypts were in inventory. The Company estimates that it has an inventory of cemetery and mausoleum spaces representing between a 20- and 30-year supply, based on the maintenance of current sales and annual usage levels. This inventory is considered adequate for the foreseeable future, and the Company is presently developing a plan of adding more niches and crypts in the future. In addition to providing interment services, burial plots and crypts, the Company sells cremation services and has a chapel in the Mausoleum.


                             CEMETERY INDUSTRY

Cemetery companies provide products and services to families in two principal areas: (i) disposition of remains, either through burial or cremation; and (ii) memorialization, generally through monuments, markers or inscriptions. The cemetery industry in the United States is characterized by the following fundamental attributes:

OVERVIEW: The United States death care industry is estimated to have generated approximately $13 billion of revenue in 2003, of which small family-owned businesses represent approximately 80%. During most of the 1990's, there was a trend of family-owned businesses consolidating with larger organizations. However, this trend slowed in the late 1990's and the industry continues to be characterized by a larger number of locally-owned, independent operations. There are approximately 10,500 cemeteries in the United States. The market share of a single cemetery in any community is a function of the name, reputation, and location of the cemetery, although competitive pricing, professional service and attention, and well-maintained grounds is important.

HERITAGE AND TRADITION. Cemetery businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that afford an established cemetery a local franchise and provide the opportunity for repeat business. In addition, an established firm's backlog of pre-need cemetery and mausoleum spaces provides a base of future revenue. In many cases, personnel who have left public companies start these new independent businesses or family owned businesses. Often, such businesses are attempting to build market share by competing on price rather than heritage and tradition.

NEED FOR PRODUCTS AND SERVICES; INCREASING NUMBER OF DEATHS. There is an inevitable need for our products and services. Although the number of deaths in the United States will reflect short-term fluctuations, deaths in the United States are expected to increase at a steady pace over the long term as the baby boom generation becomes older. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase from approximately 2.4 million in 2004 to 302 million in 2025. Moreover, the average age of the population in the United States is increasing. According to the United States Bureau of the Census, the United States population of 50 years of age is expected to increase from
76.1 million in 2000 to 97.1 million in 2010. The Company believes that the aging of the population is particularly important because it expands the Company's target market for pre-need services and merchandise as older persons, especially those over 50 years of age, are most likely to make pre-need cemetery arrangements.

PRE-NEED MARKETING. In addition to sales at the time of death or on an "at need" basis, death care products and services are being sold prior to the time of death or on a "pre-need" basis. We are actively marketing such products and services, which provide a backlog of future services.

DEMAND FOR CREMATION. In recent years, there has been a steady growth in the number of families in the United States that have chosen cremation as an alternative to tradional methods of burial. According to industry studies, cremations represent approximately 10% of the burial market in 1980, approximately 29% in 2003, and are projected at 57.3% for 2025. According to the latest industry studies available, cremations will increase by approximately 1% annually from 2004 to 2010. The trend toward cremations has been a significant concern because cremations have typically included few, if any, additional products and services other than cremation itself. In addition, almost all funeral homes in the Chicago area now provide basic cremation services and they provide a full range of merchandise and services to families choosing cremation.

IMPORTANCE OF TRADITION; BARRIERS TO ENTRY. We believe it is difficult for new competitors to enter existing markets successfully by opening new cemeteries. Entry into the cemetery market can be difficult due to several factors. Because families tend to return to the same cemetery for multiple generations to bury family members, it is difficult for new cemeteries to attract families. Additionally, mature markets, including the metropolitan area where our cemeteries are located, are served by an adequate number of existing cemeteries with sufficient land for additional plots, whereas land for new cemetery development is often scarce and expensive. Regulatory complexities and zoning restrictions also make entry into the cemetery market difficult. Also, development of a new cemetery usually requires a significant capital investment that takes several years to produce a return.

RISKS RELATED TO THE CEMETERY.

To compete successfully, the cemetery companies must maintain good reputations and high professional standards in the industry as well as offer attractive products and services at competitive prices. In addition, the Company must market itself in such a manner as to distinguish itself from its competitors. Cemeteries have historically experienced price competition from independent and large public company cemeteries, and from monument dealers, and other non-traditional companies providing death care services and products. The intense competition the Company faces may, at some time in the future, require the Company to reduce prices (and thereby its profit margins) to retain or recapture market share. If the Company is unable to successfully compete, its financial condition, results of operations and cash flows could be materially and adversely affected.

The Company's investments held in trust are invested in securities, which could be affected by financial market conditions that are beyond its control.

The Company's revenue is impacted by the land trusts' net realized interest income, which the Company recognizes to the extent of allowed reimbursement received monthly, which is used to perform cemetery maintenance services. The level of trust income is largely dependent on yields on trust investments made with trust funds, which are subject to financial market conditions and other factors that are beyond the Company's control. Trust earnings are also affected by the mix of fixed income and equity securities the trustee chooses to maintain in the trust funds, and the trustee may not choose the optimal mix for any particular market condition. If earnings from the trust decline, the Company would likely experience a decline in future revenue and cash flow. In addition, if the trust funds experienced significant investment losses, there would likely be insufficient funds in the trusts to cover costs of delivering services and merchandise or maintain the grounds of the cemeteries in the future. The Company would have to cover any such shortfalls with cash flow from operations, which could adversely affect its ability to service debt.

The level of pre-need sales is dependent upon the size and experience of the Company's sale force. The Company cannot assure that it will continue to be successful in recruiting and retaining qualified sales personal. In addition, depending on the terms of the contract, pre-need sales have the potential to have an initial negative impact on cash flows because of commissions paid on the sales and the portion of the sales proceeds required to be placed into the trust. A weakening economy that causes customer families to have less discretionary income could cause a decline in pre-need sales.

Declines in the number of deaths in the Chicago market can cause a decrease in revenues. Changes in the number of deaths are not predictable from one month to the next or over a short term.

The costs of operating and maintaining its facilities, land and equipment, regardless of the number of interments performed, are fixed. Because the Company cannot necessarily decrease the costs when it experiences lower sales volumes, a decline in sales may cause gross margins, profits and cash flows to decline at a greater rate than a decline in revenue.


                        STINAR OPERATIONS OVERVIEW

Stinar provides products and services to the aviation industry in three principal areas: (i) sales of new equipment manufactured for maintaining, servicing and loading of airplanes; (ii) sales of parts for equipment sold in the past; and (iii) repair of equipment.

Principal products of Stinar include the following:
Truck-mounted stairways and push stairs for loading aircraft; lavatory trucks and carts, water trucks, bobtails, and catering trucks for servicing aircraft; cabin cleaning trucks, maintenance hi-lifts, and turbo oilers for maintaining aircraft; and other custom built aviation ground support equipment used by airports, airlines and the military. Stinar also provides service and repairs on other vendors' equipment and equipment it has sold.

Stinar sells its products to airports, airlines, and government and military customers in the United States. Non-governmental domestic sales comprise approximately 24%, government and military sales approximately 32%, and international sales approximately 44% of Stinar's annual revenues.

The Company purchases carbon steel, stainless steel, aluminum and chassis domestically. We do not use single-source suppliers for the majority of our raw material purchases and believe supplies of raw material available in the market are adequate to meet our needs.

We are engaged in research and development activities directed primarily toward the improvement of existing products, the design of specialized products to meet specific customer needs, and the development of new products and processes. A large part of our product development spending in the past has focused on the standardization of our product lines. With standardized products, we can minimize engineering content, improve inventory utilization, and reduce cost through value engineering.


                     AVIATION GROUND SUPPORT INDUSTRY

GOVERNMENT CONTRACTS

Contracts with the U.S. government are subject to special laws and regulations, noncompliance with which could result in various sanctions.

The aviation ground support industry internationally is characterized by the following fundamental attributes:

HIGHLY FRAGMENTED OWNERSHIP. A significant majority of aviation ground support equipment manufacturers consist of family-owned businesses. Management estimates that there are approximately 20 companies in the world that manufacture one or two products for the industry. Also, as a support industry, ground support equipment has few market drivers of its own. That is, the major determinants of ground support equipment market activity are to be found in the commercial aviation industry. Under these conditions, many suppliers have in-depth knowledge only of their own market niches, and end-users may have difficulty finding a supplier with the right mix of products and services to fit their needs.

SIZE AND GROWTH TRENDS. The aviation ground support industry will be taking on the characteristics of a shrinking and declining industry over the next couple of years. Given the weakness of the four main indicators (aircraft movements, aircraft delivery rates, price of fuel and airport construction/capacity improvement) of the industry's health, as well as the continuing decline in markets for import and export, the world market for purchases of new aviation ground support equipment is expected to decline drastically due to most airlines downsizing operations and many large domestic carriers filing for bankruptcy protection.

BARRIERS TO ENTRY. It is relatively difficult for new competitors to enter the field due to (i) high start-up costs, which effectively protect against small competitors entering the field, (ii) substantial expertise required with regard to manufacturing and engineering difficulties, which makes it difficult to have the knowledge to compete, and (iii) market saturation, which reduces the possibility of competitors gaining a meaningful foothold and network of manufacturing representatives. Moreover, airline companies are becoming increasingly selective about which companies they will allow to provide ground support equipment. Most airlines only purchase from vendors who have a history in the industry.


               FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The following table summarizes the assets, revenues and operating profit or loss attributable to the Company's two industry segments for the date and periods indicated. The term "operating profit (loss)" represents revenues less all operating expenses. Management evaluates the performance of the Company's business segments and allocates resources to them based on operating profit or loss. Operating expenses of a business segment do not include corporate interest expense, corporate income or expense, or taxes on income. Other financial information about the Company's business segments appears in Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Item 7, Financial Statements.


For the fiscal years ended June 30,         2008        2007

Revenues:
(1) Aviation                          $8,233,104  $5,243,024
(2) Cemetery                           3,077,274   2,973,400

Operating profit:
(1) Aviation                            $318,223   $(427,599)
(2) Cemetery                             487,578     311,004

Identifiable assets:
(1) Aviation                          $9,710,776  $8,022,933
(2) Cemetery                          12,475,624  12,281,359



                                REGULATION

CEMETERY OPERATIONS

The Company is regulated primarily on a state level, with the state requiring licensing for cremations. The states regulate the sale of pre-need services and the administration of any resulting trusts. The laws are complex, are subject to interpretations by regulators, and are subject to change from time to time. Non-compliance with these regulations can result in fines or suspension of licenses required to sell pre-need services and merchandise.

The Company's operation must comply with federal legislation, including the laws administrated by the Occupational Safety and Health Administration, the Americans with Disabilities Act and the Federal Trade Commission ("FTC") regulations.

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities.

The Company believes that it complies in all material respects with the provisions of the laws and regulations under which it operates. There are no material regulatory actions pending.


STINAR OPERATIONS

Stinar is required to comply with competitive bidding and other requirements in cases where it sells to local, state, or federal governmental customers. The costs and effects of complying with these requirements do not have a material impact on the financial results of the Company.

BOTH COMPANIES

The Company holds all governmental licenses necessary to carry on its business, and all such licenses are current. Both segments are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the United States Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and similar state statutes require us to organize information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities, and local citizens.


                    COMPLIANCE WITH ENVIRONMENTAL LAWS

CEMETERY OPERATIONS. The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the state of Illinois and Cook County. On a continuing basis, management business practices are designed to assess and evaluate environmental risks and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable.

The Company provides for environmental liabilities using its best estimates, but actual environmental liabilities could differ significantly from these estimates.

STINAR CORPORATION. Stinar owns a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the "Stinar Facility") in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota.
Prior to the acquisition of the Stinar Facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar Facility. This Phase I environmental assessment suggested the need for additional study of the Stinar Facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar Facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided that certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar Facility prior to the purchase of the assets of Stinar by the Company. The structural improvements recommended by the Company's environmental consulting firm have been completed, and the contaminated soil has been removed and transferred from the property. As a result, MPCA has issued the no association letter.


                     CEMETERY OPERATIONS - TRUST FUNDS

GENERAL. We have established a variety of trusts in connection with our cemetery operations as required under applicable state law. Such trusts include (i) pre-need cemetery merchandise and service trusts; and
(ii) perpetual care trusts. We also use independent financial advisors to consult with us on investment policies and evaluate investment results.

PRE-NEED CEMETERY MERCHANDISE AND SERVICE TRUSTS. We are generally required under Illinois law to deposit a specified amount(generally 50% to 85% of selling price)into a merchandise and service trust fund for cemetery merchandise and services sold in pre-need sales. The related trust fund income earned is recognized when the related merchandise and services are delivered. We are permitted to withdraw the trust principal and the accrued income when the merchandise is purchased, when the service is provided by us, or when the contract is cancelled.

PERPETUAL CARE FUNDS. Under Illinois law, the Company is required to place a portion of all sales proceeds from cemetery lots, niches and crypts in a trust fund for perpetual care of the cemeteries. Pursuant to these laws, the Company deposits 15% of the revenues from the sale of grave spaces and 10% of revenues from the sale of mausoleum space into a perpetual care fund. The income from these perpetual care trusts provides the funds necessary to maintain cemetery property and memorials in perpetuity. The trust fund income is recognized, as earned, in the cemetery revenues.
While we are entitled to withdraw the income from our perpetual care trust to provide for the maintenance of the cemetery property and memorials, we are not entitled to withdraw any of the principal balance of the trust fund and, therefore, the principal balance is reflected on the Company's balance sheet.


                                COMPETITION

Factors determining competitive success in Oakridge's business segments include price, service, location, quality and technological innovation. Competition is strong in all markets served.

CEMETERY OPERATIONS. Our Cemetery Operations face competition with other cemeteries in Cook and DuPage Counties in Illinois. Competitive factors in the cemetery business are primarily predicated on location, convenience, service, and heritage. We believE decisions made by most customers are only minimally influenced, if at all, by pricing. But we believe most funeral directors are greatly influenced by pricing, due to the limited resources of some customers, and funeral directors may direct families to lower cost cemeteries. There are virtually no new entrants in the markets served by the Company as the cost of acquiring sufficient undeveloped land and establishing a market presence necessary to commence operations is prohibitive.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal services and low-end pricing. We also face competition from companies that market products and related information over the internet and funeral homes selling markers. We have felt relatively limited impact in our market from those competitors to date.

STINAR CORPORATION. The aviation ground support equipment business is extremely fragmented and diverse. The purchasers of the types of equipment manufactured by Stinar tend to be long-standing, repeat customers of the same manufacturers, with quality, reliability, pricing, warranties, after market service and delivery being the key factors cited by customers in selecting an aviation ground support equipment supplier. Accordingly, while the market for Stinar equipment is competitive, the Company believes that Stinar's reputation for quality and reliable equipment and the industry's familiarity with Stinar puts it on equal footing with its competitors. Major domestic competitors include Global Ground Support, LLC in catering equipment; Lift-A-Loft Corporation and NMC-Wollard in passenger stairs; Lift-A-Loft Corporation, NMC-Wollard and Phoenix Metal Products in lavatory and water carts; and Tesco Equipment Corporation, Lift-A-Loft Corporation and NMC-Wollard in hi-lift equipment. International competitors include Mullaghan Engineering in catering equipment, and Accessair Systems, Inc. and Vestergaard Company, Inc. in water and lavatory carts.

                                 MARKETING

CEMETERY OPERATIONS. Sales are made to customers utilizing the facilities primarily on an at-need basis; that is, on the occurrence of a death in the family when the products and services and interment space are sold to the relatives of the deceased. Cemeteries have started to actively market their products, but most customers typically learn of the cemeteries from satisfied customers and funeral directors who recommend the cemeteries based on superior location and services rendered.

STINAR CORPORATION. The chief method of marketing Stinar's equipment is through one-on-one customer contact made by sales employees of Stinar and manufacturers' representatives under contract with Stinar. Stinar's customers report that Stinar has a reputation in the commercial aviation industry for manufacturing high-quality, reliable equipment. Stinar intends to capitalize on this reputation in the domestic airline industry by making frequent sales calls on customers and potential customers and by reducing the amount of time needed to complete customer orders. Stinar has also engaged manufacturers' representatives to assist it in increasing sales to overseas markets.



                              CREDIT POLICIES

Neither of the Company's business segments generally extends long-term credit to customers. During 2008, the aviation equipment segment did, however, extend long-term credit in a form of a lease with monthly payments over a two-year period. The Company continues to hold title to the equipment under lease.

                               INTERNATIONAL

Stinar's sales to customers outside the United States represented approximately 44% and 35% of the companies net sales in 2008 and 2007, respectively. Products are manufactured and marketed through the Company's sales department and sales representatives around the world. For additional information, see discussions of individual business segments included above under Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Item 7, Financial Statements.

                         OTHER BUSINESS INFLUENCES

CEMETERY OPERATIONS. The Cemetery Operations do not experience seasonal fluctuations, nor are they dependent upon any identifiable group of customers, the loss of which would have a material adverse effect on its business, and discussion of backlog is not material to any understanding of Company's business.

STINAR CORPORATION. The Company believes that its business is highly dependent upon the profitability of its customers in the airline and air cargo markets, and therefore the Company's profitability is affected by fluctuations in passenger and freight traffic and volatility of operating expenses, including the impact of costs related to labor, fuel and airline security. Sales to the United States government also expose Stinar to government spending cuts. The United States Air Force, which historically has been a major purchaser of the Company's equipment, is dependent upon governmental funding approvals. Significant changes in raw material prices, such as steel and chassis, will also continue to impact our results.

The diversity of Stinar's customer base and equipment lines helps mitigate the risks of Stinar's business, as does the growing importance of marketing internationally, which provides Stinar with an additional customer base not influenced as greatly by U.S. economic conditions or U.S. politics. We will also focus on key risk factors when determining our overall strategy and making decisions for allocating capital. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment.

The Company does not believe that the present overall rate of inflation will have a significant impact on the business segments in which it operates.


                                 EMPLOYEES

As of June 30, 2008, the Company had 94 full-time and 13 part-time or seasonal employees. Of these, the Company employed 77 full-time and 2 part-time employees in the aviation segment and 17 full-time and 11 part-time or seasonal employees in the cemeteries segment.

The cemetery segment employees are represented by Local #1 of the Services Employees International Union, AFL-CIO, whose contract expires
February 28, 2010.

A union does not represent the aviation segment employees, and the Company considers its labor relations to be good.



ITEM 2: PROPERTIES.

The Company's executive office for Oakridge Holdings, Inc. is leased at 400 West Ontario St., Unit 1003, Chicago, Illinois, 60610.

The cemetery segment principal properties are located at Roosevelt Road and Oakridge Ave., Hillside, Illinois. The two cemeteries comprise 176.7 acres of real estate, of which 12.8 acres are used for interior roads and other improvements, and 163.9 acres for burial plots. The cemeteries have two mausoleums, an office building, and three maintenance buildings. The Oakridge Cemetery (Hillside), Inc. mausoleum is in fair to good shape with major work being required all outside walls of the mausoleum to prevent water from leaking into the mausoleum crypts from these areas and will require approximately $400,000 to $500,000 of repairs starting in 2008 and finishing in 2012. The Company expects to finance with cash flow from its cemetery business segment. All other buildings are in fair shape and will require minimum repairs.

Stinar operates out of a single 43,271 square foot manufacturing facility in Eagan, Minnesota, located on 7.875 acres of land. The land consists of two contiguous parcels of real estate. The facility was refinanced in May 2008 for $2,100,000 with monthly payments of principal and interest totaling $17,060 and a final balloon payment of $1,826,000 due in May 2013, assuming no pre-payments. The condition of the manufacturing facility and office space is fair and will require minimum improvements in the foreseeable future at an estimated cost of $50,000 that the Company expects to finance with cash flow from its two business segments. Management reviews insurance policies annually and believes that all of its properties are adequately insured.



ITEM 3:  LEGAL PROCEEDINGS

The Company is a party to a number of legal proceedings that arise from time to time in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on the Company.

We carry insurance with coverages and coverage limits consistent with our assessment of risks in our businesses and of an acceptable level of financial exposure. Although there can be no assurance that such insurance will be sufficient to mitigate all damages, claims or contingencies, we believe that our insurance provides reasonable coverage for known asserted or unasserted claims. In the event the Company sustained a loss from a claim and the insurance carrier disputed coverage or coverage limits, the Company may record a charge in a different period than the recovery, if any, from the insurance carrier.


ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None



                                  PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading in the Company's common stock is in the over the counter market, primarily through listings in the National Quotation Bureau "pink sheets," although the market in the stock is not well established. The table below sets forth the range of high and low bid prices for the two most recent fiscal years. Prices used in the table were reported to the Company by National Quotation Bureau, Inc. These quotations represent inter-dealer prices, without retail markup or commission, and may not necessarily represent actual transactions.


                                    FISCAL YEAR
                            2008                 2007

                         Low     High        Low     High
                        -----   -----       -----    -----
First Quarter           $.50    $ .75       $.38     $.50
Second Quarter          $.50    $1.01       $.38     $.39
Third Quarter           $.60    $1.25       $.39     $.42
Fourth Quarter          $.75    $1.40       $.51     $.63


As of September 15, 2008, there were 1,431,503 shares of Oakridge Holdings, Inc. Common Stock outstanding. The Common Stock shares outstanding are held by approximately 1,678 stockholders of record. Each share is entitled to one vote on matters requiring the vote of shareholders. We believe there are approximately 1,678 beneficial owners of the Common Stock.

The Company has never paid a cash dividend on our Common Stock. The Company currently intends to retain earnings to finance the growth and development of our business and does not anticipate paying any dividends on our Common Stock in the foreseeable future. We are currently prohibited from paying dividends under the terms of our credit agreements. Any future change in our dividend policy will be made at the discretion of our Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under credit, as well as other factors the Board of Directors may deem relevant. We are also prohibited from repurchasing any of our outstanding common stock under the terms of our credit agreement.


                   EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of June 30, 2008, certain information regarding the Company's 1999 Stock Incentive Plan (the "1999 Plan"), which was approved by shareholders on February 22, 1999. The Company has no equity compensation plans which have not been approved by shareholders.

              Number of         Weighted-       Number of securities
           securities to be      average      remaining available for
             issued upon     exercise price    future issuances under
             exercise of     of outstanding     equity compensation
             outstanding        options,          plans (excluding
          options, warrants   warrants and    securities reflected in
              and rights         rights            first column)

1999 Plan       10,000            $1.63               165,000



ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

                                FISCAL 2008

                      LIQUIDITY AND CAPITAL RESOURCES

The Company relies on cash flow from its two business segments to meet operating needs, fund debt service, and fund capital requirements. The cemetery and Stinar operations have provided sufficient cash during prior years to support day-to-day operations, current debt service, and capital expenditures. The Company expects that cemetery and Stinar operations will provide sufficient cash during the next five years to cover all debt requirements and operational needs.

Stinar has a $1,000,000 line of credit to finance accounts receivable, expiring in May 2009. Additionally, Stinar has a $2,000,000 term loan to finance inventories that matures in May 2018. During 2008, the Company issued convertible subordinated debentures in the aggregate principal amount of $505,000 to certain individuals who are officers or directors of the Company. Certain of the debentures refinanced previously outstanding debentures issued by the Company. The unpaid principal of the debentures is convertible into common stock of the Company at any time, initially at a rate of one share per $.90 principal outstanding. The debentures are due July 1, 2010, at which time the Company expects to be able to pay all amounts due under the debentures or to be able to extend the debentures' maturity date.

The cemetery operations will hire one full-time office employee during 2009, and the Company expects no changes in part-time or seasonal employees.

The Company's five year business plan calls for $1,000,000 in capital expenditures starting in 2009.

The cemetery operations' capital expenditures are expected to be approximately $750,000 under the five-year plan. The funds are planned to be used for building improvements for the Oakridge cemetery mausoleum, increasing inventory of niches and crypts in mausoleums and outdoors, computer software and hardware equipment, and ground equipment. Repairs for the mausoleum, originally estimated at $400,000 to $500,000, will continue in the spring of 2009. The Company expects to spend approximately $200,000 in 2009 on its cemetery operations for repairs on the front building of mausoleum, lawn mowers and gator utility vehicles for the grounds. The cemeteries' capital expenditures for 2008 were $241,812 and were used for the following: $342 for chair covers for funerals, $221,769 for the repair of the mausoleum steps and landing, plus completion of the inside of Terrace of Eternal Peace caused by water damage, $13,575 for a new office phone system, $4,321 for grounds equipment, and $1,806 for computer equipment.

Stinar's capital expenditures are expected to be approximately $250,000 under the five-year plan. The funds are planned to be used for improvements of the manufacturing plant and office, plant and office equipment, and computer software and hardware. These expenditures are expected to take place evenly over the five-year plan. Stinar's capital expenditures for 2008 were $22,846, with $9,010 for shop tools/equipment and $13,836 for software and hardware equipment. The Company expects to spend approximately $50,000 in 2009 for Stinar capital expenditures.





                       RESULTS OF OPERATIONS - 2008

CEMETERY OPERATIONS - 2008

In 2008, cemetery revenue increased $33,874, or 1.1%, compared to 2007. The increase was due to improved marker sales ($73,440), grave liners ($32,234), and cremations ($31,395), whereas foundation revenue ($25,758), cemetery plot sales ($39,441), interment fees ($21,952), tent rental ($8,574) decreased. The increase in certain revenue sources was primarily due to price increases, whereas the decrease in certain revenue sources was primarily due to decreased at-need sales.

Cost of goods sold in 2008 was $1,865,269, a decrease of $108,578, or 5.5%, compared to 2007. The decrease was attributable to decreases in sales of cemetery space ($5,010) and markers ($49,427), and lower cost for health insurance ($9,126), general insurance ($15,407), operating supplies ($9,311), and wages ($52,067), whereas foundations expense ($34,152), dirt hauling ($25,296) and propane burial gas ($13,370) increased. The overall decrease in cost of goods sold was primarily due to less sales of plots, use of a new lower cost marker vendor, one less full time employee, and changing to lower cost vendors for purchasing of supplies. The increases to certain items of cost of goods sold were primarily due to allocation of foundations supplies, dirt hauling increases due to high price of gasoline, and propane gas costs for grave heaters.

Selling expenses decreased $2,337, or 1%, compared to 2007. The decrease was attributable to less pre-need contract commissions paid during 2008, which was partially offset by the increases in health insurance.

General and administrative expenses decreased $31,673, or 7%, compared to 2007. The decrease was attributable to a lower corporation assessment ($24,000) and computer consulting fees ($15,987), which were partially offset by the increase in utilities expense ($12,782).

Interest income from the perpetual care fund land trust increased $2,386 or 12%, compared to 2007. The decrease was attributable to decreased interest rates.



STINAR OPERATIONS - 2008

In 2008, revenue increased $2,990,080, or 57%, compared to 2007. The increase was primarily due to increased international equipment sales to Russia and Turkey.

Cost of goods sold in 2008 was $7,309,533, or 88.7% of sales. The decrease in cost of goods sold as a percentage of sales of 9.4% between 2008 and 2007 was primarily due to increased sales.

Gross profit percentage in relation to sales increased 9.3% in 2008 in comparison to 2007. The increase was primarily volume-based.

Selling expenses decreased $13,124, or 4.5%, compared to 2007. Inside sales salaries, commissions, taxes and benefits collectively increased $84,632, while outside sales commissions decreased $112,901. The remaining increase was from travel and related costs for trade shows attended during the year.

General and administrative expenses increased $18,021, or 5%, when compared to 2007. The increase was attributable to hiring a Chief Financial Officer as well as additional office personnel ($95,839 including taxes and benefits), an increase in computer consulting and technology fees ($6,355), increased bank charges ($14,974). The increased expenses were partially offset by decreases in professional fees ($12,068), research and development ($22,800), bad debts ($6,423), and reduction of corporate assessment of $72,000.

Interest expense increased $45,122, or 17%, compared to 2007. The increase was due to higher debt levels needed to support higher levels of accounts receivable and inventories during the year resulting from the increased business volume.

Interest income decreased $12,823, or 11.5%, compared to 2007. The decrease related to a declining lease receivable balance on the U.S. Air Force sales lease receivable which expires in September 2008.



HOLDINGS OPERATIONS - 2008

Loss from operations increased $145,748, or 66.1%, compared to 2007. The increase was primarily attributable to a $96,000 decrease in corporate assessments charged to Stinar and cemetery operations, with the remainder related to increased professional fees not allocated to Stinar and cemetery operations.




                                FISCAL 2007

                       RESULTS OF OPERATIONS - 2007

CEMETERY OPERATIONS - 2007

In 2007, cemetery revenue increased $267,901, or 9.9%, compared to 2006. The increase was due to improved cemetery plot sales ($41,305), marker sales ($146,699), grave liner sales ($56,967), interment fees ($112,591), and cancellations fees ($27,781), whereas foundations revenue ($45,960), overtime ($13,410), vault sealing fees ($26,375), miscellaneous income ($28,374), cremation fees ($13,548), and entombment ($10,375) decreased. The increase in certain revenue sources was primarily due to price increases and increased case loads, whereas the decrease in certain revenue sources was primarily due to decreased case loads in cremations, a decrease in foundations due to fewer total markers sold, and less sales of mausoleum entombments.

Cost of goods sold in 2007 was $1,973,847 or an increase of $181,847, or 10.1%, compared to 2006. In 2007, cost of goods sold was 66% of revenue, or the same when compared to 2006. The increase was attributable to increases in health insurance costs ($30,852), utilities expense ($20,730), gas and oil expense ($12,238) and salaries and related payroll costs of $138,533.

Selling expenses decreased $33,079, or 12%, compared to 2006. The decrease was attributable to less pre-need contract commissions paid during 2007.

General and administrative expenses decreased $68,346, or 13.2%, compared to 2006. The decrease was attributable to decreases in legal fees ($28,829), general insurance ($16,975), health insurance due to having one less full-time employee ($20,090), miscellaneous expenses ($5,341), collection fees ($7,000), printing expenses ($6,750) and various other accounts.

Interest income from the perpetual care fund land trust increased $14,311, or 12.4% , compared to 2006. The increase was attributable to increased interest rates.



STINAR OPERATIONS - 2007

In 2007, revenue decreased $7,748,045, or 59.6%, compared to 2006. The decrease was primarily due to the expiration of our bobtail contract with the United States military in May 2006.

Cost of goods sold in 2007 was $5,142,172, or 98.1% of sales. The increase in cost of goods sold as a percentage of sales of 5.1% compared to 2006 was primarily due decreased sales and the plant operating at less than 50% capacity.

Gross profit percentage in relation to sales decreased 5.1% in 2007 in comparison to 2006. The decrease was primarily due to lower sales.

Selling expenses increased $102,180, or 55%, compared to 2006. The increase was primarily due to higher outside sales commissions paid to international agents due to increased international sales ($81,624), increased sales staff salaries due to having one more full-time sales employee during half of the fiscal year ($15,197) and increased sales commissions paid to in-house sales staff ($15,907). These increases were off set by a decrease in travel expenses.

General and administrative expenses decreased $33,270, or 6%, compare to 2006. The decrease was attributable to a decrease in computer consulting fees ($20,096), less depreciation ($26,067), and reduction in bank charges of ($27,877) increases in research and development ($22,745) and increases in real estate taxes ($8,465) and office staff salaries ($8,734).

Interest expense decreased $20,646, or 9%, compared to 2006. The decrease was attributable to a decrease in chassis purchased resulting from our decrease in sales.

Interest income increased $111,095, or 100%, compared to 2006. The increase was primarily due to a lease agreement we have with the United States Air Force.



HOLDINGS OPERATIONS - 2007

Loss from operations decreased $117,327, or 37.3%, compared to 2006. The decrease was primarily attributable to no bonus being awarded to our CFO/CEO Robert C. Harvey and a decrease in professional fees.



                        OBLIGATIONS AND COMMITMENTS


The following table summarizes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, as well as other financial commitments.



                                              Payments By Period
                                                                                      After Five
                          Total      2009       2010      2011     2012     2013       Years
Long-term Debt        $4,122,848  $212,575   $227,505  $235,986  $241,754  $2,067,030  $1,137,998

Subordinate
Debentures (1)          $505,000         -   $505,000         -         -           -           -
                      ----------  --------  ---------   -------   -------  ----------  ----------
Total Contractual
Cash Obligations      $4,627,848  $212,575   $732,505  $235,986  $241,754  $2,067,030  $1,137,998
                      ==========  ========  =========   =======   =======  ==========  ==========

(1) We expect to be able to pay the debentures of $505,000 due in 2010 using cash flow from operations or by extending the related party debentures.





OFF-BALANCE SHEET ARRANGEMENTS

None.


ITEM 7:  FINANCIAL STATEMENTS.

The financial statements of the Company for the fiscal years ending June 30, 2008 and 2007, located at Exhibit 13, F-1, are incorporated herein.


ITEM 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 8A:  CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (b) accumulated and communicated to the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a and 15d - 15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management's assessment and those criteria, management believes that, as of June 30, 2008, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report of the effectiveness of the design and operation of our disclosure controls and procedures was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a 15(d) of the Exchange Act that occurred during the period covered by this annual report and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



ITEM 8B:  OTHER INFORMATION

None.





                                 PART III

ITEM 9: DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16 OFTHE EXCHANGE ACT.

The information required by this Item 9 relating to our directors and executive officers is incorporated herein by reference to the section titled "Proposal 1 - Election of Directors" in our proxy statement. The information required by this Item 9 under Item 405 of Regulation S-B is incorporated herein by reference to the section titled "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement. The information required by this Item 9 under Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-B is incorporated herein by reference to the section titled "Information About the Board and Its Committees" in our proxy statement. Our proxy statement will be filed no later than 120 days after June 30, 2008.

The Company has not adopted a code of ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. The Company has not adopted such a code as all of these roles are performed or closely supervised by the Company's Chief Executive Officer, who operates under the direct supervision of the Board of Directors and Audit Committee.



ITEM 10:  EXECUTIVE COMPENSATION

The information required by this Item 10 is incorporated herein by reference to the section titled "Executive Compensation" in our proxy statement, which will be filed no later than 120 days after June 30, 2008.


ITEM 11:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 11 is incorporated herein by reference to the section titled "Principal Shareholders and Beneficial Ownership of Management" in our proxy statement, which will be filed no later than 120 days after June 30, 2008.


ITEM 12:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item 12 is incorporated herein by reference to the sections titled "Certain Relationships and Related Transactions" and "Proposal 1 - Election of Directors" in our proxy statement, which will be filed no later than 120 days after June 30 2008.


ITEM 13:  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The following consolidated financial statements of Oakridge Holdings, Inc. and subsidiaries, together with the Independent Auditors Report, are filed in this report at Exhibit 13, F-1

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2008 and 2007

Consolidated Statements of Operations for the Years Ended June 30, 2008
and 2007

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2008 and 2007

Consolidated Statements of Cash Flows for the Years Ended June 30, 2008
and 2007

Notes to Consolidated Financial Statements

The following documents are filed or incorporated by reference as part of this Form 10-KSB.

3(i) Amended and Restated Articles of Incorporation as amended (1) 3(ii) Amended and Superseding By-Laws as amended (1)
10(a) 1999 Stock Incentive Award Plan (2)
10(c) Loan Documents for Line of Credit
10(d) Loan Documents for Term Loan
10(e) Form of Convertible Subordinated Debenture (3)
10(f) Loan documents for Mortgage Note Payable
13    Financial Statements
21    Subsidiaries of Registrant (2)
23    Consent of Independent Auditors
31    Rule 13a-14(a)/15d-14(a) Certifications
32    Section 1350 Certifications

(1)  Filed as exhibit to Form 10 KSB for fiscal year ended June 30, 1996.
(2)  Filed as exhibit to Form 10 KSB for fiscal year ended June 30, 1999.
(3)  Filed as exhibit 4 to Form 10-QSB for the quarter ended March 31, 2008.



ITEM 14:  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 is incorporated herein by reference to the sections titled "Audit Fees" and "Preapproval Policies and Procedures" in our proxy statement, which will be filed no later than 120 days after June 30, 2008.









                                Signatures

In accordance with Section 13 or 15 (d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 OAKRIDGE HOLDINGS, INC.


Dated: September 26, 2008        By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chairman Of the Board
                                  of Directors

In accordance with the Exchange Act, this report has also been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


Dated: September 26, 2008         By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chief Executive Officer
                                 Chief Financial Officer
                                 Director


Dated: September 26, 2008         By /s/ Robert B. Gregor
                                 Robert B. Gregor
                                 Secretary
                                 Director


Dated: September 26, 2008         By /s/ Hugh H. McDaniel
                                 Hugh H. McDaniel
                                 Director


Dated: September 26, 2008         By /s/ Robert Lindman
                                 Robert Lindman
                                 Director


Dated: September 26, 2008         By /s/ Pamela Whitney
                                 Pamela Whitney
                                 Director














































                                EXHIBIT 13



                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2008 AND 2007



                             TABLE OF CONTENTS


                                                                   Page

Report of Independent Registered Public Accounting Firm


Consolidated Financial Statements:

Consolidated Balance Sheets                                            1

Consolidated Statements of Operations                                  2

Consolidated Statements of Stockholders' Equity                        3

Consolidated Statements of Cash Flows                                  4

Notes to Consolidated Financial Statements                             5













WIPFLI
CPAs and Consultants


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Chicago, Illinois




We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal conrol over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ WIPFLI LLP

WIPFLI LLP



September 24, 2008
St. Paul, Minnesota








                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS


                                             June 30,2008    June 30,2007
                 ASSETS

Current assets:
Cash and cash equivalents                        $278,202        $854,495
Accounts receivable, less allowance for
 doubtful accounts of $15,000 in 2008 and 2007  2,204,311       1,003,020
Current portion of net investment in
 sales-type lease                                 460,200       1,100,316
Inventories:
 Production                                     5,656,996       3,982,912
 Cemetery, mausoleum space, and markers           645,941         644,057
Deferred income tax assets                        178,000         170,000
Other current assets                              100,873          79,628
                                              -----------     -----------
Total current assets                            9,524,523       7,834,428
                                              -----------     -----------
Property and equipment:
 Property and equipment                         6,226,836       5,970,258
 Less accumulated depreciation                  3,862,029       3,612,173
                                              -----------     -----------
Property and equipment, net                     2,364,807       2,358,085
                                              -----------     -----------
Other assets:
 Net investment in sales-type lease,
  net of current portion                                -         362,193
 Cemetery perpetual care trusts                 4,918,067       5,026,336
 Preneed trust investments                      1,926,120       1,783,664
 Debt issuance costs, less accumulated
  amortization of $645 and $0 in 2008
  and 2007                                         76,785               -
 Deferred income tax assets                        82,000         162,000
 Other                                             19,800          22,358
                                              -----------     -----------
Total other assets                              7,022,772       7,356,551
                                              -----------     -----------
Total Assets                                  $18,912,102     $17,549,064
                                              -----------     -----------












                                             June 30,2008    June 30,2007
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                             $520,000      $1,861,000
Accounts payable - trade                        1,140,562         898,225
Due to finance company                            980,544         129,632
Accrued liabilities                               814,356         713,075
Deferred revenue                                2,372,525       3,526,029
Current maturities of long-term debt              212,575         524,831
                                              -----------     -----------
Total current liabilities                       6,040,562       7,652,792
                                              -----------     -----------

Long-term liabilities:
Long-term debt                                  4,415,274       1,589,844
                                              -----------     -----------
Total liabilities                              10,455,836       9,242,636
                                              -----------     -----------

Non-controlling interest in perpetual
 care and trust investments                     6,844,187       6,810,000
                                              -----------     -----------

Stockholders' equity:
Preferred stock, $.10 par value, 1,000,000
 shares authorized; none issued                         -               -
Common stock, $.10 par value, 5,000,000
 shares authorized; shares issued and
 outstanding 1,431,503 in 2008 and 2007           143,151         143,151
Additional paid-in capital                      2,028,975       2,028,975
Accumulated deficit                              (560,047)       (675,698)
                                              -----------     -----------
Total stockholders' equity                      1,612,079       1,496,428
                                              -----------     -----------
Total Liabilities and Stockholders' Equity    $18,912,102     $17,549,064
                                              ===========     ===========


              See Notes to Consolidated Financial Statements
















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                               Year Ended      Year Ended
                                            June 30, 2008   June 30, 2007
                                               ----------      ----------
Revenue                                        $11,24,378      $8,216,424
Cost of good sold                               9,174,802       7,116,019
                                               ----------      ----------
Gross margin                                    2,065,576       1,100,405

Selling, general and administrative
 expenses:
Selling                                           517,002         532,463
General and administrative                      1,109,136         977,039
                                               ----------      ----------
                                                1,626,138       1,509,503
                                               ----------      ----------
Income (loss) from operations                     439,438        (409,097)
                                               ----------      ----------
Other income (expense):
Interest income                                   120,185         132,928
Interest expense                                 (369,972)       (318,649)
                                               ----------      ----------
Total other expense                              (249,787)       (185,721)
                                               ----------      ----------
Net income (loss) before income taxes             189,651        (594,818)

(Benefit) provision for income taxes               74,000        (245,000)
                                               ----------      ----------
Net income (loss)                                $115,651       $(349,818)
                                               ==========      ==========
Earnings per share:
Basic income (loss) per share                      $(0.08)         $(0.24)
                                               ==========      ==========
Diluted net income (loss) per share                $(0.07)         $(0.24)
                                               ==========      ==========



              See Notes to Consolidated Financial Statements


















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 2008 AND 2007



                     Common Stock
                 Number of     Common   Additional    Retained        Total
                    Shares      Stock      Paid-In    Earnings
                                           Capital   (Deficit)

BALANCE,
June 30, 2006    1,431,503   $143,151   $2,028,975   $(325,880)  $1,846,246

Net loss                 -          -            -    (349,818)    (349,818)
                 ---------   --------   ----------    --------   ----------
BALANCE,
June 30, 2007    1,431,503   $143,151   $2,028,975   $(675,698)  $1,496,428

Net income               -          -            -     115,651      115,651
                 ---------   --------   ----------    --------   ----------
BALANCE,
June 30, 2008    1,431,503   $143,151   $2,028,975    (560,047)   1,612,079
                 =========   ========   ==========   =========   ==========


              See Notes to Consolidated Financial Statements










                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             Increase (Decrease) In Cash and Cash Equivalents


                                                  Year Ended     Year Ended
                                                June 30,2008   June 30,2007

Cash flows from operating activities:
Net income (loss)                                   $115,651      $(349,818)
Adjustments to reconcile net income (loss) to
net cash flows from operating activities:
 Depreciation and amortization                       250,502        272,651
 Deferred income taxes                                72,000       (246,000)
 Accounts receivables                             (1,201,291)     1,220,998
 Inventories                                      (1,675,968)    (1,549,071)
 Other assets                                        (18,687)       (18,695)
 Accounts payable and due to finance company       1,093,249       (284,745)
 Deferred revenue                                 (1,153,504)       448,793
 Accrued liabilities                                 101,281        (81,110)
                                                  ----------     ----------
Net cash flows from operating activities          (2,416,767)      (586,997)
                                                  ----------     ----------
Cash flows from investing activities:
 Purchases of property and equipment                (256,579)       (69,088)
 Debt issuance costs                                  (3,000)             -
 Payments on net investment in sales-type lease    1,002,309        550,203
 Cash inflows to perpetual care and
  trust investments                                  207,166        229,041
 Cash outflows to perpetual care and
  trust investments                                 (123,698)      (129,511)
 Realized (gains) losses on perpetual
  care and trust investments                         (83,468)       (99,530)
                                                   ----------     ----------
Net cash flows from investing activities             742,730        481,115
                                                  ----------     ----------
Cash flows from financing activities:
 Change in notes payable - bank                   (1,341,000)        36,000
 Proceeds from issuance of debt                    4,260,570              -
 Principal payments on long-term debt             (1,821,826)      (141,086)
                                                  ----------     ----------
Net cash flows from financing activities           1,097,744       (105,086)
                                                  ----------     ----------
Net change in cash and cash equivalents             (576,293)      (210,968)
Cash and cash equivalents, beginning of year         854,495      1,065,463
                                                  ----------     ----------
Cash and cash equivalents, end of year              $278,202       $854,495
                                                  ==========     ==========

Supplemental Disclosure of Cash Flow
Information:

Cash paid during the years for:
Interest                                            $367,498       $318,649
                                                  ==========     ==========
Income taxes                                          $2,000         $2,000
                                                  ==========     ==========


Noncash investing and financing activity:
-The Company re-financed debt during 2008, resulting in debt issuance costs of $74,430 being paid directly by new bank at closing of transaction.
-During 2007, the Company entered into a sales-type lease resulting in a net investment in sales-type lease and deferred revenue of $2,012,712.


              See Notes to Consolidated Financial Statements







                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2005 AND 2004




1. THE COMPANY

                            NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois and an aviation ground support equipment business in Minnesota. The cemetery operations routinely grant credit to pre-need customers, substantially all of who are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business (Stinar). Stinar designs, engineers and manufactures aviation ground support equipment serving the United States Armed Services and businesses domestically and internationally.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                        PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

                            SEGMENT REPORTING

The Company operates and manages the business under two reporting segments, cemeteries and aviation ground support equipment.

                        COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income (loss) and items defined as other comprehensive income (loss). Items defined as other comprehensive income (loss) include items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities. For the years ended June 30, 2008 and 2007, there were no adjustments to net income (loss) to arrive at comprehensive income (loss).

                   FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2008, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - Fair value approximates the carrying amount because of the short maturity of those financial instruments.

Net investment in sales-type lease - Fair value is estimated using the discounted cash flow analysis. At June 30, 2008 and 2007, the fair value approximated the carrying value.

Long term debt and other notes payable - Fair value is estimated using discounted cash flow analysis, based on the interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. At June 30, 2008 and 2007, the fair value approximated the carrying value.

                         ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could differ from those estimates.

                             CONCENTRATIONS
Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past. At June 30, 2008 the Company exceeded the insured limit by approximately $155,000.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable and a lease receivable. The Company generally does not require collateral for its trade accounts receivable and the Company continues to hold the title for equipment under lease. Two foreign customers accounted for 59% and 62% of Stinar's accounts receivable at June 30, 2008 and 2007, respectively. Additionally, the U.S. Government accounted for approximately 23% of Stinar's accounts receivable at June 30, 2008.

Customers

A significant portion of the Company's customers are concentrated in the airline industry. A downturn in the airline industry related to the September 11, 2001, acts of terrorism and increases in fuel costs have had a negative impact on the Company's continuing operations.

Net sales to international customers and the United States government were approximately 44% and 32% of Stinar's net sales in 2008, and approximately 35% and 18% of Stinar's net sales in 2007, respectively.

                         CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows and balance sheets, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                             ACCOUNTS RECEIVABLES

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

                   NET INVESTMENT IN SALES-TYPE LEASE

During 2007 the Company began leasing aviation ground support equipment. The current lease is classified as sales-type lease and expires in September 2008.

                                INVENTORIES

Finished goods, component parts and work-in-process inventories are stated at the lower of cost (first-in, first-out [FIFO]) or market. The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market.

                          PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

                            DEBT ISSUANCE COSTS

Debt issuance costs are carried at cost and amortized using the straight-line method over the term of the related debt.

                             LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, capital assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

                     PRODUCT WARRANTY LIABILITY

The Company's aviation ground equipment segment warrants its products against certain defects based on contract terms. Generally, warranty periods are five years for workmanship and manufacturing defects and seven years for painting defects. The Company has recourse provisions for certain items that would enable recovery from third parties for amounts paid under the warranties. At June 30, 2008 and 2007 the Company's estimated product warranty liability based on historical activity was $15,000.

                            REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectable criteria are met, pre-need cemetery interment right sales are deferred until a specified minimum percentage of the sales price has been collected. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual care trusts. Earnings of perpetual care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services are required to be paid into trusts, which are included in pre-need trust investments are in the Company's consolidated financial statements. The un-trusted proceeds are included in deferred revenue. Revenue is recognized on the sale of the pre-need opening and closing services and grave box sales upon delivery at the time of need. The revenue is recognized upon delivery is the trusted amount plus accrued interest, plus the un-trusted amount included in deferred revenue.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Aviation Ground Support Equipment

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment or upon customer inspection and approval of the equipment. The company has a contract with the US Government which includes specific phases to which dollar amounts were assigned. To adequately match revenues and expenses the Company will recognize revenue on the completed contract basis.

                        SHIPPING AND HANDLING COSTS

All shipping and handling revenue is included in revenue. All direct costs to ship the products to customers are classified as cost of goods sold.

                               INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities.
The significant temporary differences relate to operating loss carry forwards, depreciation, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of the Financial Accounting Standards Board's (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of Statement of Financial Accounting Standards (SFAS) Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Based on the company's evaluation, the company has concluded that there are no significant unrecognized tax implications. The Company's evaluation was performed for the tax years ended June 30, 2004 through June 30, 2008, the tax years that remain subject to examination by major tax jurisdictions as of June 30, 2008. The Company does not believe there will be any material changes in unrecognized tax positions over the next twelve months.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to financial results. In accordance with FIN 48, paragraph 19, the Company has decided to classify interest and penalties as a component of income tax expense.

                            ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

                             ADVERTISING COSTS

Advertising costs are expensed as incurred.

                          SHARE-BASED PAYMENTS

Effective July 1, 2006 the Company adopted FASB Statement No. 123(R) "Share-Based Payment" (SFAS 123(R)), which requires an entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair market value of the award. Statement 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for periods beginning prior to December 31, 2005. The Company adopted SFAS 123(R) using the modified prospective transition method.

                       RESEARCH AND DEVELOPMENT COSTS

Research and development costs in the product development process are expensed as incurred. Assets that are acquired for research and development activities and have alternative future uses in addition to a current use are included in equipment and depreciated over the assets' estimated useful lives. Research and development costs consist primarily of contract engineering costs for outsourced design or development and equipment and material costs relating to all design and prototype development activities.

                 BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and conversion of subordinated debenture and adjusting the net earnings (loss) applicable to common stockholders resulting from the assumed conversions. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

                     RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this statement. We believe the adoption of SFAS No. 157 will not have a material impact on our consolidated financial position or results of operations.


3. CONSOLIDATION OF VARIABLE INTEREST ENTITY

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties.
In December 2003, the FASB revised FASB Interpretation No. 46 ("FIN 46R"). The Company implemented FIN 46R as of January 1, 2005, which resulted in the consolidation of the Company's preneed cemetery merchandise and service trusts and the Company's cemetery perpetual care trusts. The implementation of FIN 46R affected certain line items in the consolidated balance sheet, but had no impact on net earnings. Also, the implementation of FIN 46R did not result in any net changes to the Company's consolidated statement of cash flows, but does require disclosure of certain financing and investing activities. See notes 4 and 5.

Although FIN 46R requires consolidation of the preneed cemetery merchandise and services trusts and cemetery perpetual care trusts, it does not change the legal relationships among the trusts, the Company and its customers. In the case of preneed cemetery merchandise and services trusts, the customers are the legal beneficiaries. In the case of cemetery perpetual care trusts, the Company does not have a legal right to the cemetery perpetual care trust assets. For these reasons, upon consolidation of the trusts, the Company recognized non-controlling interests in its financial statements to reflect third-party interests in these trusts in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Company classifies deposits to the cemetery merchandise and service trusts and perpetual care trusts as non-controlling.

All of these trusts hold investments in marketable securities, which have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and initially reported as a separate component of accumulated other comprehensive income or loss in the Company's consolidated balance sheet pursuant to the provisions of SFAS No. 115. Unrealized gains and losses attributable to the non-controlling interest holders are reclassified from accumulated other comprehensive income or loss to non-controlling interest in cemetery trusts and perpetual care trusts in the Company's consolidated balance sheet. Unrealized gains and losses attributable to the Company, but that have not been earned through the performance of services or delivery of merchandise are reclassified from accumulated other comprehensive income or loss to deferred revenues.

The Company recognizes realized earnings of the preneed cemetery merchandise and services trusts and perpetual care trusts within investment and other income, net (with a corresponding debit to the related trust asset). The Company then recognizes a corresponding expense within investment and other income, net, representing the realized earnings of these trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery trusts or non-controlling interest in cemetery perpetual care trusts, as the case may be). The Company also simultaneously recognizes a similar expense for realized earnings of the trusts attributable to the Company (with a corresponding credit to deferred preneed funeral or cemetery revenue), when such earnings have not been earned by the Company through the performance of services or delivery of merchandise.

The net effect is an increase by the amount of the realized earnings on both the trust asset and the related non-controlling interest and deferred revenue; there is no effect on net income. In the case of cemetery merchandise and service trusts, the Company recognizes as revenues amounts attributed to the non-controlling interest holders and the Company upon the performance of services and delivery of merchandise, including realized earnings accumulated in these trusts (with corresponding debit to the related trust asset). The Company then recognizes a corresponding expense within investment and other income net, representing the realized earnings of these trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery perpetual care trusts, as the case may be). In the case of cemetery perpetual care trusts, the Company recognizes investment earnings in cemetery revenues when such earnings are realized and permitted to be legally withdrawn by the Company (with a corresponding debit to non-controlling interest in cemetery perpetual care trusts). These earnings and related funds are intended to defray cemetery maintenance costs.

The end result of FIN 46R is that the Company's trust assets are now recorded on the consolidated balance sheet at their market value and included in trust investments with corresponding credits to non-controlling interest in perpetual care and trust investments, as opposed to being recorded at their original cost as deferred revenue prior to adoption of FIN 46R . The realized earnings on these trust assets under FIN 46R flow into and out of the statement of earnings through investment and other income, net with no effect on revenue or net earnings. Both prior to and after the adoption of FIN 46R, accumulated trust earnings from the preneed cemetery merchandise and services trusts are recognized as revenue when the related merchandise and services are delivered, and cemetery perpetual care trust earnings are recognized as revenue as they are realized in the trust and permitted to be legally withdrawn by the Company. In summary, the adoption of FIN 46R had no effect on revenues, net earnings, cash flows or stockholders' equity.

For more discussion of the Company's accounting policies after the implementation of FIN 46R, see Notes 4 and 5.


4. PRENEED TRUST INVESTMENTS

The Company sells price-guaranteed preneed cemetery contracts providing for merchandise or services to be delivered in the future at prices prevailing when the agreements are signed. Some or all of the funds received under these contracts for merchandise or services are required to be placed into trust accounts, pursuant to Illinois state laws. When a trust-funded preneed cemetery contract is entered into, the Company records an asset (included in cemetery receivables and trust investments) and a corresponding liability (included in deferred cemetery revenues) for the contract price. As the customer makes payments on the contract prior to performance by the Company, the Company deposits into the related trust the required portion of the payment and reclassifies the corresponding amount from deferred cemetery revenue into non-controlling interest in cemetery trusts.

The Company recognizes realized earnings of these trusts with investment and other income, net (with a corresponding debit to receivables and trust investments). The corresponding expense is recognized within investment and other income, net, equal to the realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery trusts), or attributable to the Company (with a corresponding credit to deferred cemetery revenue) when such earnings have not been earned by the Company through the performance of services or delivery of merchandise. The net effect is an increase by the amount of the unrealized earnings in both (1) the trust asset and (2) the related non-controlling interest or deferred cemetery revenue items; there is no effect on net earnings. The cumulative undistributed net trust investment earnings of the cemetery merchandise and services trusts are included in non-controlling interest in cemetery trusts. Upon performance of services or delivery of merchandise, the Company recognizes as revenues amounts attributed to the non-controlling interest holders, including realized trust earnings.


Trust Investments:

Trust investments represent trust assets for contracts sold in advance of when the merchandise or services are needed. The trust investments in the consolidated balance sheet was $1,926,120 and $1,783,664 at June 30, 2008 and 2007, respectively.

The cost and market value associated with the preneed cemetery merchandise and service trust assets as of June 30, 2008 and 2007 are detailed below. The adjusted cost basis of the cemetery merchandise and services trust assets below reflect an increase in past years of trust assets of approximately $441,910 and $386,575 as of June 30, 2008 and 2007,
respectively, from their original cost basis.


                       Unrealized Unrealized
           Cost Basis       Gains     Losses      Market
           ----------  ---------- ----------  ----------
2008 Bonds $1,484,210    $441,910          -  $1,926,120
2007 Bonds $1,397,089    $386,575          -  $1,783,664


Deferred Cemetery Revenue:

As of June 30, 2008 and 2007, deferred cemetery revenue represents future preneed cemetery revenues to be recognized upon delivery of merchandise or performance of services. It includes amounts not required to be trusted, this includes distributed and distributable trust investment earnings associated with unperformed preneed cemetery services or undelivered preneed cemetery merchandise where the related cash or investments are not held in trust accounts (generally because the Company was not required to deposit the cash in the trust). Future contract revenues and non-distributable net trust investment earnings where the related cash or investments are held in trust accounts are included in non-controlling interest in cemetery trusts.


5. CEMETERY PERPETUAL CARE TRUSTS

The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights. For preneed sales of interment rights (cemetery property), the associated revenue and all costs to acquire the sale are recognized in accordance with SFAS No. 66, "Accounting For Sales of Real Estate." Under SFAS No. 66, recognition of revenue and costs must be deferred until 10 percent of the property sale price has been collected. The Company is required by state law to pay into the cemetery perpetual care trusts a portion of the proceeds from the sale of cemetery property interment rights. As a result of implementation of FIN 46R, the Company has consolidated the cemetery perpetual care trusts, including investments accounted for under SFAS No. 115, resulting in such funds being reflected in cemetery perpetual care trust investments within total assets, with a corresponding amount reflected as non-controlling interest in perpetual care trusts.

Beginning January 1, 2005, the Company recognizes realized earnings of these trusts within investment and other income, net (with a corresponding debit to cemetery perpetual care trust investments). The Company recognizes a corresponding expense within investment and other income, net for the amount of realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in perpetual care trusts). The net effect is an increase by the amount of the realized earnings of the trusts in both the trust asset and the related non-controlling interest.

Earnings from these cemetery perpetual care trust investments that the Company is legally permitted to withdraw are recognized in current cemetery revenues and are used to defray cemetery maintenance costs which are expensed as incurred. Recognized earnings related to these cemetery perpetual care trust investments were $123,698 and $129,511 for the years ended June 30, 2006 and 2005 respectively.

The cost and market value of the trust investments held by the cemetery perpetual care trusts as of June 30, 2006 and 2005 are detailed below. The market value of the cemetery perpetual care trusts below reflect an increase in the trust assets of $ 226,181 and $229,617 as of June 30, 2008 and 2007, respectively, from their original cost basis.


2008                            Unrealized Unrealized
                    Cost Basis       Gains     Losses       Market
                    ----------  ---------- ----------  -----------
Cash & Money Market   $598,492      $1,019  $       -     $599,511
Bond Funds           2,796,664           -      7,480    2,789,184
Equities             1,631,597           -    102,225    1,529,372
                    ----------  ---------- ----------  -----------
Trust Investments   $5,026,753      $1,019   $109,705   $4,918,067
                    ==========  ========== ==========  ===========


2007                            Unrealized Unrealized
                    Cost Basis       Gains     Losses       Market
                    ----------  ---------- ----------  -----------
Cash & Money Market   $530,865      $    -  $       -     $530,865
Bond Funds           2,719,934           -     62,520    2,657,414
Equities             1,550,659     287,398          -    1,838,057
                    ----------  ---------- ----------  -----------
Trust Investments   $4,801,458    $287,398    $62,520   $5,026,336
                    ==========  ========== ==========  ===========

Market Value as a percentage of cost was 98% and 105% as of June 30, 2008 and 2007, respectively.




6. NET INVESTMENT IN SALES-TYPE LEASE

The Company entered into a 24 month sales-type lease with a customer for six High Deck Patient Loading Platform Vehicles, maturing in October 2008. The following lists the components of the net investment in the sales-type lease outstanding as of June 30:

                                                 2008        2007

Total minimum lease payments to be received  $466,594  $1,547,763
Less: Amounts representing executory costs          -           -
                                           ----------  ----------
Minimum lease payments receivable             466,594   1,547,763
Less:  Allowance for uncollectibles                 -           -
                                           ----------  ----------
Net minimum lease payments receivable         466,594   1,547,763

Less:  Unearned income                          6,394      85,254
                                           ----------  ----------
Net investment in sales-type lease           $460,200  $1,462,509
                                           ==========  ==========


7. INVENTORIES

Production inventories consisted of the following:

                                                 2008        2007

Finished goods                             $1,130,988    $910,520
Work-in-process                             2,399,936   1,452,357
Raw materials and trucks                    2,126,072   1,620,035
                                           ----------  ----------
                                           $5,656,996  $3,982,912
                                           ==========  ==========

Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                                 2008        2007

Cemetery space                               $436,117    $438,852
Mausoleum space and other                     209,824     205,205
                                             --------    --------
                                             $645,941    $644,057
                                             ========   =========


8. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                2008        2007

Land and improvements                     $1,366,000  $1,366,000
Building and improvements                  2,355,552   2,133,784
Vehicles                                     520,465     528,545
Equipment                                  1,984,819   1,941,929
                                          ----------  ----------
                                          $6,226,836  $5,970,258
                                          ==========  ==========

Depreciation charged to operations was $249,857 in 2008 and $272,651 in 2007.


9. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                2008        2007

Salaries and payroll taxes                  $574,146    $424,361
Due trust funds                              148,926     140,238
Interest                                      14,624      12,150
Other                                         76,660     136,326
                                            --------    --------
                                            $814,356    $713,075
                                            ========    ========


10.  DEBT

Due to Finance Company

A finance company finances a subsidiary's inventory chassis purchases, which are used in the production of aviation ground support equipment. At June 30, 2008 and 2007, $980,544 and $129,632 was outstanding with interest ranging from 5.88% to 7.66%, beginning 90 days after purchase. The financing is secured by chassis inventory and personally guaranteed by the assets of the chief executive officer/key stockholder.

Note Payable - Bank

The Company had a $2,500,000 line of credit of which was paid off from the proceeds of financing secured with a new bank in May 2008. The new line of credit facility is $1,000,000, of which $520,000 was in use at June 30, 2008, with interest at 1% over the reference rate (6.0% at June 30, 2008), maturing May 22, 2009. The reference rate is the rate announced by U.S. Bank National Association. The note is secured by the assets of the Company's wholly owned subsidiary, Stinar HG, Inc., continuing commercial guarantees from both the Company and the chief executive officer/key stockholder, and by the assignment of a life insurance policy on the chief executive officer/key stockholder.
See loan covenants below.

Long Term Debt

Long-term debt consisted of the following:

                                                     2008        2007

Note payable bank, payable in monthly
installments of $7,397, including interest
at 9.0%, maturing May 2008, secured by the
common stock of Oakridge Cemeteries, a
wholly owned subsidiary. The note payable
was paid off in 2008 from proceeds of the
new bank financing in May 2008.                    $    -    $421,691

Note payable bank, payable in monthly
installments of $6,922, including interest
at the bank's reference rate plus .75%.
The note is secured by all the assets of
Stinar HG, Inc. The note payable was paid
off in 2008 from proceeds of the new bank
financing in May 2008.                                  -     205,537

Contracts for deed, payable in monthly
installments of $6,798 and $1,236, including
interest at 7.00%. The contract for deed
was paid off in 2008 from proceeds of the
new bank financing in May 2008.                         -   1,163,607

Note payable bank payable in monthly
installments of $781, including interest
at 5.75%. The note is secured by the
equipment and matures January 2011.                17,123      29,657

Note payable finance company, payable
in monthly installments of $615, including
interest at 8.25%. The note is secured by
the equipment and matures April 2011.              21,785      24,183

Note payable - bank, payable in monthly
installments of $17,060, including interest
at 7.5%, with balloon payment in May 2013.
The note is secured by the assets of Stinar
including accounts receivable of $2,010,569
at June 30, 2008, continuing commercial
guarantees from both the Company and the
chief executive officer/key stockholder,
and by the assignment of a life insurance
policy on the chief executive officer/key
stockholder. Additionally, the note is
secured by a first mortgage on property
owned by Stinar. See loan covenants below.      2,096,065           -

Note payable - bank, payable in monthly
installments of $22,457 including interest
at the prime rate plus 1%, adjusted every
calendar quarter (6.25% at June 30, 2008),
maturing in May 2018. The note is secured
by the assets of Stinar including accounts
receivable of $2,010,569 at June 30, 2008,
and the unconditional guarantee of the
chief executive officer/key stockholder,
and by the assignment of a life insurance
policy on the chief executive officer/key
stockholder. See loan covenants below.          1,987,876           -
                                               ----------  ----------
Long-term debt before debentures                4,122,849   1,844,675

Convertible subordinated debentures -
unsecured with 9% interest due annually
each December 31, convertible into one
common share for each $2.00 of principal,
originally maturing in July 2008 and
subsequently extended to July 2009.
In May 2008, this debenture was
refinanced through a new subordinated
convertible debenture.  All of the
debentures are issued to
shareholder/officers of the Company.                    -     270,000

Convertible subordinated debentures -
unsecured with 9% interest due annually
each January 1, convertible into one
common share for each $.90 of principal,
maturing on July 1, 2010. The debentures
are issued to shareholder/officers and
shareholder/board members of the Company.         505,000           -
                                               ----------  ----------
                                                4,627,849   2,114,675
Less current maturities                           212,575     524,831
                                               ----------  ----------
                                               $4,415,274  $1,589,844
                                               ==========  ==========



Future maturities of long-term debt are as follows:

2009                                             $212,575
2010                                              732,505
2011                                              235,986
2012                                              241,754
2013                                            2,067,030
Thereafter                                      1,137,998
                                               ----------
                                               $4,627,848
                                               ==========

Loan Covenants

Stinar's bank loan agreements stipulate certain affirmative and negative covenants, including financial covenants for cash flow and debt to equity measured on a stand-alone basis. As of and for the year ended June 30, 2008, the actual cash flow to current maturity ratio was .85 to 1.00 while the allowed minimum was 1.20 to 1.00, and the debt to equity ratio was 4.62 to 1.00 while the maximum allowed was 4.50 to
1.00. The bank subsequently amended each of these covenants to match the actual 2008 results.



11.  INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                               2008         2007

Current tax expense (benefit):
 Federal                                  $       -    $       -
 State                                        2,000        1,000
                                         ----------   ----------
Total current                                 2,000        1,000
                                         ----------   ----------
Deferred tax (benefit):
 Federal                                     80,000      (25,000)
 State                                       (8,000)      (4,000)
                                         ----------   ----------
Total deferred                               72,000      (29,000)
                                         ----------   ----------
Benefits of operating loss carryforwards          -     (217,000)

Total expense (credit) for income taxes     $74,000    $(245,000)
                                         ==========   ==========


Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax liabilities and assets are as follows:

                                               2008         2007

Deferred tax assets:
   Inventory                                $67,000      $45,000
   Vacation                                  43,000       61,000
   Tax credit carryforwards                  34,000       13,000
   Net operating loss carryforwards          92,000      239,000
   Other                                     81,000       65,000
                                            -------      -------
Gross deferred tax asset                    317,000      423,000
                                            -------      -------
Deferred tax liabilities:
   Property and equipment                   (57,000)     (91,000)
                                           --------     --------
Gross deferred tax liability                (57,000)     (91,000)
                                           --------     --------
Net deferred tax asset                     $260,000     $332,000
                                           ========     ========


The provision for income taxes varies from the amount of income tax determined by applying the applicable federal statutory income taxes to pretax income as a result of the following differences:

                                                 2008        2007

Statutory U.S. federal tax rate                 34.0%       34.0%
State taxes, net of federal benefit             (3.2)%       7.0%
Net operating loss and credit adjustments       11.2%          -
Permanent differences and other                  3.0%         .2
                                                -----       -----
                                                39.0%       41.2%
                                                =====       =====


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2008 and 2007:

                                                2008        2007
Total deferred income tax assets, no
 valuation allowance considered necessary   $317,000    $423,000
Total deferred income tax assets             (57,000)    (91,000)
                                            --------    --------
                                            $260,000    $332,000
                                            ========    ========

The Company has federal and state net operating loss carryforwards of approximately $190,000 and $483,000, respectively, which begin to expire in 2017.



12.  OTHER RELATED PARTY TRANSACTIONS

Amounts paid for compliance services to entities related to the chief executive officer's spouse were $17,742 in 2008 and $9,785 in 2007. Interest expense on the related party convertible debentures totaled $31,435 and $24,300 in 2008 and 2007, respectively. The Company has a month-to-month operating lease from one of the officers. Total rent expense was $24,600 in 2008 and 2007.


13.     BENEFIT PLANS

Certain subsidiaries of the Company participate in a multi employer union administered defined benefit pension plan that covers the cemetery employees. The current union agreement expires on February 28, 2010. Pension expense under this plan was $17,407 in 2008 and $24,848 in 2007.


16.  STOCK OPTIONS

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan, there were no grants for shares issued in 2008 and 2007, and at June 30, 2008, 165,000 shares were available for future grants.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Statements of Operations. The Company recorded $0 of related compensation expense for the year ended June 30, 2008 as no options were granted during the period.

The Company uses the Black-Sholes-Merton ("Black Sholes") option-pricing model as a method for determining the estimated fair market value for employee stock awards. This is the same option-pricing model used in prior years to calculate pro forma compensation expense under SFAS 123 footnote disclosures. Compensation expense for employee stock awards is recognized on a straight-line basis over the vesting period of the award.


Shares subject to option are summarized as follows:

                                    Employee Stock       Weighted
                                           Options        Average
                                                         Exercise
                                                            Price

Balance, June 30, 2007                      10,000          $1.63

Balance, June 30, 2008                      10,000          $1.63
                                            ======

Options exercisable at:
June 30, 2007                               10,000          $1.63
June 30, 2008                               10,000          $1.63


Information regarding options outstanding at June 30, 2006, is as follows:

Type of Option   Number   Exercise     Weighted    Weighted   Agggregate
                   of    Price Range   Average     Average    Intrinsic
                Options                Exercise   Remaining     Value
                                        Price    Contractual
                                                     Life

Employee Stock
Options         10,000   $1.25-$2.00     $1.63     2 Years       $-


The aggregate intrinsic value in the table represents the difference between the closing stock price on June 30, 2008 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on June 30, 2008. There were no options exercised during fiscal years ending 2008 and 2007.


17.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income (loss) and shares of the basic and dilutedearnings per share computations:

                                       2008                                2007
                       Net Income                          Net Income
                         (Loss)       Shares     Per-Share   (Loss)      Shares      Per-Share
                       ----------  ------------   -------  ---------- ------------    -------
                       (Numerator)(Denominator)   Amount   (Numerator)(Denominator)   Amount
                       ----------  ------------   -------  ---------- ------------    -------
BASIC EPS
Net income (loss)
available to common
shareholders              $115,651    1,431,503     $0.08   $(349,818)     1,431,503    $(0.24)

EFFECT OF DILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                  29,588      561,111                    -             -
                         ---------   -----------            ---------     ----------
DILUTED EPS
Net income (loss)
available to common
shareholders plus
assumed conversions       $145,239   1,992,614    $0.07    $(349,818)     1,431,503    $(0.24)
                        =========   ==========     =======  =========   ==========     =======

ANTIDILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                             10,000                             145,000
                                       =======                             =======


 16.  SEGMENT INFORMATION

  The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2008 and 2007, is summarized as follows:



                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2008                               ----------- ------------   -----------

Net sales - external                $3,007,274   $8,233,104   $11,240,378
Depreciation                           151,165       96,692       247,857
Interest expense                        15,456      299,685       315,141
Segment operating profit               487,578      318,223       805,801
Segment assets                      12,475,624    9,710,776    22,186,400
Expenditures for segment fixed
 assets                                241,812       22,846       264,658
Income tax expense                     193,000       46,000       239,000




                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2007                               ----------- ------------   -----------

Net sales - external                $2,973,400   $5,243,024    $8,216,424
Depreciation                           159,135      109,515       268,650
Interest expense                         6,462      254,563       261,025
Segment operating profit (loss)        311,004     (427,599)     (116,595)
Segment assets                      12,281,359    8,002,933    20,284,292
Expenditures for segment fixed
 assets                                 62,574        1,457        64,031
Income tax expense (benefit)           116,000     (258,000)     (142,000)




Reconciliation of segment profit to consolidated income before income taxes is as follows:

	                                            2008          2007
                                              ----------    ----------
Total profit (loss) for reportable segments $ 610,732 $ (318,997) Unallocated amounts:
 Interest expense                                (54,831)      (57,624)
 Other corporate expenses                       (366,250)     (220,502)
 Other corporate income	                               -         2,305
                                              ----------    ----------
                                               $ 189,651    $ (594,818)
                                              ==========    ==========


Reconciliation of segment assets to consolidated assets is as follows:

                                                    2008          2007
                                              ----------    ----------
Total segment assets                         $22,186,400   $20,284,292
Other assets                                     105,934       141,269
Elimination of receivable from holding
 company                                      (3,519,232)   (3,090,497)
Deferred tax asset                               139,000       214,000
                                              ----------    ----------
Total assets                                 $18,912,102   $17,549,064
                                              ==========    ==========

Segment profit represents segment revenues less directly related operating expenditures including interest of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


17.  RESEARCH AND DEVELOPMENT

Research and development expenses charged to operations were $43,744 in 2008 and $22,800 in 2007.








                             EXHIBIT 23

WIPFLI
CPAs and Consultants


             CONSENT OF WIPFLI LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Annual Report (Form 10-KSB) of Oakridge Holdings, Inc. and Subsidiaries of our report dated September 24, 2008, included in the 2008 Consolidated Financial Statements of Oakridge Holdings, Inc. and Subsidiaries.


/s/ Wipfli LLP
Wipfli LLP


September 24, 2008
St. Paul, Minnesota









                         EXHIBIT 31

                  RULE 13a-14(a)/15d-14(a)
                       CERTIFICATIONS



                   Chief Executive Officer
                   Chief Financial Officer



I, Robert C. Harvey, certify that:

	1.	I have reviewed this annual report on Form 10 KSB of
Oakridge Holdings, Inc.;

	2.	Based on my knowledge, this report does not contain any
untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

	3.	Based on my knowledge, the financial statements, and other
financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

	4.	I am responsible for establishing and maintaining
disclosure controls and procedures (as defined in Exchange Act Rules 13a 15(e) and 15d 15(e)) for the registrant and I have:

	a)	designed such disclosure controls and procedures, or caused
such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

	b)	designed such internal control over financial reporting, or
caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	evaluated the effectiveness of the registrant's disclosure
controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	disclosed in this report any change in the registrant's
internal control over financial reporting (as defined in Exchange Act Rules 13a 15(f) and 15d 15(f)) that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and







                         EXHIBIT 32

                 SECTION 1350 CERTIFICATIONS


     Pursuant to Section 906 of the Sarbanes-Oxley Act of
2002, the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Oakridge Holdings, Inc.


Dated: September 26, 2008

By /s/ ROBERT C. HARVEY
Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer
Chairman of the Board of Directors